Exhibit 99(a)(5)(v)

CLARENCE, NY — June 11, 2007 — Greatbatch, Inc. (NYSE: GB) today announced that it has successfully completed its tender offer for Enpath Medical, Inc. The subsequent offering period for the offer expired at 12:00 midnight, New York City time, on Friday, June 8, 2007. Greatbatch purchased a total of 5,839,942 shares in the offer, representing approximately 90.9% of the outstanding Enpath Medical shares.

Greatbatch also announced that it expects the closing of the merger with Enpath Medical will occur on June 15, 2007. As a result of the merger, all remaining outstanding Enpath Medical shares will be cancelled and converted into the right to receive the price paid in the tender offer of $14.38 per share, in cash, without interest and less any required withholding taxes. A letter of transmittal to be used for surrendering share certificates for payment of the merger price will be sent to those shareholders who did not tender their shares in the offer. After completion of the merger, Enpath Medical will be an indirect wholly-owned subsidiary of Greatbatch.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase and certain additional information is set forth in the Solicitation/Recommendation Statement of Enpath, copies of which are available by contacting Georgeson, the Information Agent for the tender offer, at 1-866-580-6912 toll free. The Dealer Manager for the tender offer is Banc of America Securities LLC.

About Greatbatch

Greatbatch, Inc. is a leading developer and manufacturer of critical components used in implantable medical devices and other technically demanding applications.

About Enpath Medical

Enpath Medical, Inc., headquartered in Plymouth, Minnesota, is a leader in the design, development, manufacture and marketing of percutaneous delivery systems and stimulation leads technologies. Its proprietary products include venous vessel introducers, articulating and fixed curve delivery catheters, epicardial and endocardial stimulation leads, and other products for use in pacemaker, defibrillator, catheter and infusion port procedures as well as neuromodulation markets. Its products, which are primarily finished goods, are sold worldwide through partnering relationships with other medical device companies.

Forward-Looking Statements

This press release contains forward-looking statements about Greatbatch and Enpath. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Greatbatch’s or Enpath’s control. Among other things, these factors include the risk that the merger will not occur when expected. For a further list and description of risks and uncertainties associated with Greatbatch’s and Enpath’s businesses, see their reports filed with the SEC, including the “Risk Factors” section in each company’s most recent annual report on Form 10-K. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CONTACTS:	Anthony Borowicz Treasurer and Director, Investor Relations (716) 759-5809 tborowicz@greatbatch.com